Exhibit 99.4
RESPONSE BIOMEDICAL CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORPORATION (“Response” or the “Company”) will be held at the Segal School of Business, 500 Granville Street, 1300-1500 Event Rooms, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on 4 May 2010 for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company for the financial year ended 31 December 2009, together with the auditor’s report thereon;
2.	To elect Directors to hold office until the next annual general meeting;
3.
To consider and, if thought appropriate, pass a special resolution approving the consolidation of the common shares of the Company at a ratio of ten (10) to one (1), as more particularly described in the management information circular of Response Biomedical accompanying this Notice of Meeting (the “Circular”); and

4.	To re-appoint Ernst & Young LLP as the auditors of the Company to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors.

Accompanying this Notice of Meeting are: (i) an Information Circular; (ii) a form of Proxy for use at the Meeting; and, (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  If you wish to attend the Meeting in person or designate another person to attend the Meeting in your place, write your name or the name of your designate, on the “Appointee” line on the voting instruction form provided by your broker, sign and date the form and return it in the envelope provided.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about 7 April 2010.

DATED at Vancouver, British Columbia, this 7th day of April, 2010.

BY ORDER OF THE BOARD

/s./ S. Wayne Kay
Chief Executive Officer and Director